UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                               to

Commission file number 1-16455

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliant Energy, Inc. Union Savings Plan

P.O. Box 148

Houston, TX 77001-0148

B.                  Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliant Energy, Inc.

1000 Main Street

Houston, TX 77002

RELIANT ENERGY, INC. UNION SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year), as of December 31, 2005

The following schedules required by the Department of Labor’s regulations are omitted due to the absence of the conditions under which they are required:

Schedule of Reportable Transactions

Schedule of Nonexempt Transactions

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule of Leases in Default or Classified as Uncollectible

Schedule of Assets Acquired and Disposed of Within the Plan Year

EXHIBIT:

Consent of Independent Registered Public Accounting Firm — Melton & Melton, L.L.P. (Exhibit 23.1)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
    Reliant Energy, Inc. Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Reliant Energy, Inc. Union Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELTON & MELTON, L.L.P.

Houston, Texas
June 28, 2006

RELIANT ENERGY, INC. UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	December 31,
	2005	2004
ASSETS:
Investments, at fair value	$74,838,244	$65,013,346
Participant Loans	1,476,170	1,271,401
Contributions Receivable-Employer	170,072	326,220

NET ASSETS AVAILABLE FOR BENEFITS	$76,484,486	$66,610,967

See notes to financial statements.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Employer	$2,840,713
Participant	8,230,316
Investment Income:
Interest	554,698
Dividends	1,452,709
Net appreciation in fair value of investments	761,864

Total additions	13,840,300

DEDUCTIONS:
Benefits paid to participants	3,657,298
Administrative expenses	35,463
Assets transferred out, net	274,020

Total deductions	3,966,781

NET INCREASE	9,873,519

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	66,610,967

NET ASSETS AVAILABLE FOR BENEFITS:
END OF YEAR	$76,484,486

See notes to financial statements.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.             DESCRIPTION OF THE PLAN

General - The Reliant Energy, Inc. Union Savings Plan (the “Plan”) is a defined contribution plan sponsored by Reliant Energy, Inc. covering substantially all of the eligible bargaining unit employees of Reliant Energy, Inc. or a subsidiary or an affiliate of Reliant Energy, Inc. (collectively, the “Company”) (excluding certain groups of bargaining employees of Orion Power Holdings, Inc. and its subsidiaries) that has adopted the Plan, and whose employment is covered by a collective bargaining agreement. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - Under the provisions of the Plan, represented employees are eligible to participate in the Plan if provided in the terms of their respective collective bargaining agreements. Represented employees who participate or who are eligible to participate in the Plan immediately preceding January 1, 2005, shall continue to participate or be eligible to participate in the Plan on or after January 1, 2005. From and after January 1, 2005, except as specified in the participants’ respective collective bargaining agreement, each eligible employee who is not a participant and who began service with the Company on or after January 1, 2005, shall be initially eligible to participate in the Plan as soon as practicable following the later of January 1, 2005 or the date the employee first begins service with the Company. Any participant who terminates service and subsequently recommences service with the Company shall again become eligible to participate in the Plan as soon as practicable following the first date the employee recommences service; provided, however, that each such participant was a grandfathered employee of a specific bargaining unit, as defined in the plan document, prior to such termination of service, the employee shall not be a grandfathered employee on or after such re-employment date.

Contributions - Participants may elect to contribute a percentage of their compensation on a pre-tax and/or after-tax basis as permitted under the terms of their respective collective bargaining agreements, and/or up to the Internal Revenue Code (the “Code”) section 401(a) (17) limit. The annual eligible compensation limit was $210,000 and $205,000 for 2005 and 2004, respectively. Active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions (“Catch-Up Contributions”) to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Code. The total amount of participant pre-tax contributions was limited to $14,000 and $13,000 in 2005 and 2004, respectively. The maximum Catch-Up Contribution amount was $4,000 and $3,000 for 2005 and 2004, respectively. The Company makes matching contributions in accordance with the terms of the participants’ respective collective bargaining agreement. Some collective bargaining agreements provide for a discretionary Company contribution each pay period and an annual discretionary Company contribution. At December 31, 2005 and 2004, the Plan had an annual discretionary Company contributions receivable of $170,072 and $326,220, respectively. Plan participants who are eligible for these annual discretionary Company contributions do not have to contribute to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, allocations of Company discretionary contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and may be charged with an allocation of administrative expenses.

Participant accounts are funded as soon as administratively possible. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions, Company matching contributions (if any) and Company payroll discretionary contributions (if any) into various investment options offered by the Plan. The Company’s annual discretionary contribution, if applicable, may be made in cash or Company stock. If the contribution is made in Company stock, participants can transfer this contribution to any available investment option.

Vesting - Participants are fully vested in their contributions as of their participation date. Participants vest in Company contributions according to their respective collective bargaining agreements.

Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits - On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years.

Forfeited Accounts - At December 31, 2005 and 2004, forfeited nonvested accounts totaled $1,682 and $2,537, respectively. These accounts will be used to reduce future Company contributions. During 2005, Company contributions were reduced by $2,461 from forfeited nonvested accounts.

2.                     SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Presentation - The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.

Market Risk - The Plan provides for investments in various investment securities, including CenterPoint Energy, Inc. common stock (closed to new investment) and the Company’s common stock, that are exposed to certain risks such as interest rate, credit, and overall market volatility. Due to the level of risk, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the year. Units of the Vanguard Retirement Savings Trust are valued at net asset value at the end of the year, which approximates fair value. The common stock funds are valued at the year-end unit closing price (comprised of the year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

3.                    INVESTMENTS

Plan assets are held at Vanguard Fiduciary Trust Company (the “Trustee”). The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004
Mutual Funds:
Fidelity Securities Fund: Fidelity Dividend Growth Fund	$4,525,530	$4,722,077
Neuberger Berman Genesis Trust	9,364,264	5,939,020
Vanguard 500 Index Fund Investor Shares	8,015,262	8,480,731
Common/Collective Trust Funds:
Vanguard Retirement Savings Trust	13,149,335	11,465,614
Common Stock Funds:
Reliant Energy Common Stock Fund	6,342,226	6,653,084

During 2005, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Mutual funds	$2,429,542
Common stocks	(1,667,678)
$761,864

4.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants would become 100% vested in their accounts.

5.                      RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee, as well as in shares of common stock of the Company. The Plan also provides for loans to participants. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.                      TAX STATUS

The Plan obtained its latest determination letter dated August 29, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                      SUBSEQUENT EVENTS

Effective January 1, 2006, the Plan adopted a qualified Roth contribution program for certain represented employees. Under this program, participants may irrevocably elect to treat all or a portion of compensation that would otherwise be eligible to defer as pre-tax contributions as designated Roth contributions, as defined in section 402A(c)(1) of the Code.

On May 30, 2006, the Company approved the merger of the Orion Power Holdings, Inc. Savings Plan (the “Orion Plan”) into the Plan effective July 1, 2006 (the “Effective Date”). As of the Effective Date, the participants in the Orion Plan shall be participants in the Plan and account balances of the Orion Plan participants shall be transferred and credited to their appropriate accounts under the Plan. At December 31, 2005, the net assets available for benefits in the Orion Plan were approximately $19.2 million.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2005

EIN 76-0655566
PLAN 002

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	Cost	Current value

	Mutual Funds:
*	American Funds EuroPacific Growth Fund	Registered Investment Company	(1)	$2,823,502
*	American Funds: New Perspective Fund	Registered Investment Company	(1)	1,910,910
*	American Funds: The Growth Fund of America	Registered Investment Company	(1)	546,561
*	Artisan International Fund, International Shares	Registered Investment Company	(1)	188,973
*	Davis New York Venture Fund, Inc. Class A Shares	Registered Investment Company	(1)	195,631
*	Dodge & Cox Balanced Fund	Registered Investment Company	(1)	2,616,664
*	Fidelity Securities Fund: Fidelity Dividend Growth Fund	Registered Investment Company	(1)	4,525,530
*	Harris Associates Investment Trust: Oakmark Fund; Class I	Registered Investment Company	(1)	301,364
*	Neuberger Berman Genesis Trust	Registered Investment Company	(1)	9,364,264
*	PIMCO Funds: Pacific Investment Management Series: Total Return	Registered Investment Company	(1)	2,417,105
*	T. Rowe Price Equity Income Fund Advisor Class	Registered Investment Company	(1)	455,022
*	T. Rowe Small-Cap Stock Fund — Advisor Class	Registered Investment Company	(1)	2,420,192
*	Turner Small Cap Growth Fund — Class I Shares	Registered Investment Company	(1)	2,968,668
*	The Gabelli Growth Fund; Class AAA Shares	Registered Investment Company	(1)	55,594
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	(1)	8,015,262
*	Vanguard Capital Opportunity Fund	Registered Investment Company	(1)	1,186,924
*	Vanguard Growth Equity Fund	Registered Investment Company	(1)	3,362,512
*	Vanguard PRIMECAP Fund	Registered Investment Company	(1)	440,933
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	(1)	366,470
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	(1)	2,287,436

RELIANT ENERGY, INC. UNION SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2005 - continued

EIN 76-0655566
PLAN 002

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	Cost	Current value

*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	(1)	2,576,432
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	(1)	602,786
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	(1)	259,537
*	Vanguard Target Retirement Income Fund	Registered Investment Company	(1)	30,750
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	(1)	2,071,931
*	Vanguard Total Stock Market Index Fund Investor Shares	Registered Investment Company	(1)	519,713
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	(1)	1,931,931

	Common/Collective Trust Funds:
*	Vanguard Retirement Savings Trust	Common/Collective Trust	(1)	$13,149,335

	Common Stock Funds:
*	CenterPoint Energy Stock Fund	Company Stock Fund	(1)	$904,086
*	Reliant Energy Common Stock Fund	Company Stock Fund	(1)	6,342,226

*	Participant Loans	Interest rates between 4.0% - 10.5%	0	$1,476,170

	Total assets held for investment purposes			$76,314,414

*        Party in interest.

(1)           Cost information has been omitted because all investments are participant-directed.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Reliant Energy, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

By	/s/ JAMES A. AJELLO
James A. Ajello, Chairman of the Benefits
Committee of Reliant Energy, Inc., Plan
Administrator

June 28, 2006